

May 29, 2009

By Facsimile and U.S. Mail
Mr. Massimiliano Pozzoni
Chief Financial Officer
Cobra Oil & Gas Company
Uptown Center, 2100 North Loop South
Suite 400
Houston, Texas 77002

> **Re: Cobra Oil & Gas Company**
> **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
> **Filed August 15, 2008**
> **File No. 000-52788**

Dear Mr. Pozzoni:

We have reviewed your Form 10-KSB for the Fiscal Year Ended May 31, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

General

1.   Please note that if you determine that filing an amendment to your Form 10-KSB for the fiscal year ended May 31, 2008 is necessary, please do so by filing Form 10-K/A and follow the Smaller Reporting Company disclosure rules.

Item 8A(T) Controls and Procedures, page 28

2.   Please modify management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the most recent period, to specify whether or not your internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

<u>Exhibit 31.1 and 31.2</u>

3.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief